[Letterhead of Alliance]

December 12, 2006

BY HAND

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Mr. John M. Hartz

RE:	Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance

Laundry Holdings LLC

Form 10-K for the fiscal year ended December 31, 2005

Filed March 9, 2006

File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Mr. Hartz:

This letter is in response to your November 29, 2006 letter to the undersigned providing comments from the Securities and Exchange Commission from its review of the Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) for each of Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC (together, the “Company”, “Alliance”, “we”, or “us”). As you will note from the response set forth below, we have carefully considered the comment of the Staff. Please feel free to contact me if you have any questions.

Mr. John M. Hartz	2	December 12, 2006

Form 10-K for the year ended December 31, 2005

Note 5 – Equipment Financing and Sales of Notes Receivable, page 78

1.	We have read your response to prior comment 3 in our letter dated November 3, 2006. Notwithstanding the fact that SFAS 140 is not specific as to which line item within a statement of operations such activity should be classified, it remains unclear to us that revenue classification is appropriate. In this regard, it does not appear appropriate to classify the gain on sale of notes receivable as well as the servicing fees and interest income on beneficial interests retained as revenues because the transfer of the notes receivable is unrelated to the transaction originally generating the receivable. In future filings please reclassify these gains and fees to a separate line item within your operating income and separately discuss such amounts in Management’s Discussion and Analysis.

COMPANY RESPONSE:

The Company respectfully advises the staff that it also considered Statement of Position 01-6 Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others and the AICPA Audit and Accounting Guide: Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies in considering where to classify the gain on sale of notes receivable as well as the servicing fees and interest income on beneficial interests retained as revenues. As the Company’s facility is a Finance Company that provides financing to encourage customers to buy our products and services, the Company had classified such activity within commercial laundry revenue.

Notwithstanding the foregoing discussion, the Company will comply with the Staff’s request that the gains and fees be reclassified to a separate line item within operating income and will also separately discuss such amounts in Management’s Discussion and Analysis in future filings. In future filings we will present the revenues from the special purpose finance subsidiary net of expenses that generate the revenues on a separate line item within revenue. We plan to use a line titled “Revenues from Equipment Financing, net”.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John M. Hartz	3	December 12, 2006

Please contact the undersigned at (920) 748 1634 should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Bruce Rounds
Bruce Rounds

CC:	Jeanne K. Baker (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Matthew E. Kaplan (Debevoise & Plimpton LLP)

Raymond L. Wilson (PricewaterhouseCoopers LLP)